UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K
Current Report

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

July 25, 2003

Date of Report (Date of earliest event reported)

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	0-17122	57-0866076
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina	29401
(Address of principal executive offices)	(Zip Code)

(843) 529-5933
Registrant's telephone number (including area code)

Item 9. <u>Regulation FD Disclosure. This information is being provided pursuant to Item 12.</u>

On July 25, 2003 First Financial Holdings, Inc. announced a regular quarterly cash dividend of $.19 per share.

For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Exhibit Index.

Exhibit (99.1). Press release dated July 25, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: July 25, 2003

Exhibit 99.1

Press release dated July 25, 2003.

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS *NEWS* *NEWS* *NEWS*

Contact: Dorothy B. Wright
Vice President
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. DECLARES DIVIDEND

Charleston, South Carolina (July 25, 2003) - First Financial Holdings, Inc. (Nasdaq: FFCH) today announced that its Board of Directors declared a regular quarterly cash dividend of $.19 per share. The dividend is payable August 22, 2003, to shareholders of record as of August 8, 2003.

A. Thomas Hood, President and Chief Executive Officer, stated, "The Company performed well in the first half of this year, and the Board is pleased to share our earnings with shareholders through the payment of dividends."

First Financial is the holding company of First Federal, which operates 45 offices located in the Charleston Metropolitan area, Horry, Georgetown, Beaufort and Florence Counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides brokerage, trust and insurance services through First Southeast Investor Services, Inc., First Southeast Fiduciary and Trust Services and First Southeast Insurance Services. For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com.

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